Exhibit 99.1

TSX:   JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES $160 MILLION PUBLIC OFFERING OF CONVERTIBLE UNSECURED SENIOR SUBORDINATED DEBENTURES

JUST ENERGY ANNOUNCES INTENTION TO REDEEM THE REMAINING OUTSTANDING $55 MILLION OF ITS 9.75% SENIOR UNSECURED NOTES AND A MINIMUM OF $225 MILLION OF ITS 6.0% CONVERTIBLE DEBENTURES DUE JUNE 30, 2017

TORONTO, ONTARIO – September 15, 2016 -  Just Energy Group Inc. ("Just Energy" or the "Company") announced today that it has entered into an agreement with a syndicate of underwriters (the "Underwriters"), pursuant to which Just Energy has agreed to issue, on a "bought deal" basis, $160,000,000 aggregate principal amount of convertible unsecured senior subordinated debentures (the "Debentures") at a price of $1,000 per Debenture (the "Offering"). The Debentures will bear interest from the date of issue at 6.75% per annum, with interest payable semi-annually in arrears on December 31 and June 30 of each year (each an "Interest Payment Date") commencing on December 31, 2016. The Debentures will mature on December 31, 2021 (the "Maturity Date").

Just Energy has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional $24,000,000 aggregate principal amount of Debentures at the same price, exercisable in whole or in part at any time for a period of up to 30 days following closing of the Offering, to cover over-allotments.

Just Energy intends to use the net proceeds from the Offering, together with other external and internally generated sources of capital, to redeem the remaining $55 million aggregate principal amount outstanding under the Company's 9.75% senior unsecured notes due 2018 and redeem a minimum of $225 million of the aggregate principal outstanding under the Company's 6.0% Extendible Unsecured Subordinated Convertible Debentures due June 30, 2017 (the "2017 Convertible Debentures") following closing of the Offering.  Assuming the Over-Allotment Option is exercised in full, the Company intends to redeem an additional $24 million of the 2017 Convertible Debentures. Just Energy is evaluating additional sources of financing with the intention to redeem the balance of the outstanding principal amount of the 2017 Convertible Debentures.

Each $1,000 principal amount of the Debentures will be convertible at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the last business day immediately preceding the date fixed for redemption, into 107.5269 common shares of Just Energy, representing a conversion price of $9.30 (the "Conversion Price"), subject to certain anti-dilution provisions. Holders who convert their Debentures will receive accrued and unpaid interest for the period from and including the date of the latest Interest Payment Date to, but excluding, the date of conversion.

The Debentures will not be redeemable at the option of the Company on or before December 31, 2019. After December 31, 2019 and prior to December 31, 2020, the Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days and not less than 30 days prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the Conversion Price. On or after December 31, 2020, the Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days and not less than 30 days prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Debentures will be offered by Just Energy in Canada under a short form prospectus to be filed in each of the provinces of Canada and in the United States in reliance on applicable private placement exemptions. Closing of the Offering is expected to occur on or about October 5, 2016. Completion of the Offering is subject to the satisfaction or waiver of various conditions, such as the receipt of normal regulatory approvals, including approval of the TSX and the New York Stock Exchange and the consent of Just Energy's lenders.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Just Energy in the United States nor shall there be any offer, solicitation or sale of the Debentures in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful. The Debentures described in this news release (and any common shares of Just Energy issued upon the conversion, redemption or maturity of the Debentures) have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state and may not be offered, sold or delivered in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act and applicable U.S. state or other jurisdictions' securities laws.

About Just Energy Group Inc.

Established in 1997, Just Energy is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The Company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar solutions. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy, Just Energy Solar and TerraPass.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to the closing of the Offering and the timing thereof, the use of proceeds of the Offering and any exercise of the Over-Allotment Option, the ability of the Company to reset its debt profile and to achieve its capital allocation strategy. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Offering, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission's website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com